UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.2)*

The Bon-Ton Stores, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

09776J101
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM MPS Series Fund LP – Distressed Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) *

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

431,628

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

431,628

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

431,628

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM MPS Series Fund LP – Crossways Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) *

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

87,305

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

87,305

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,305

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM MPS LTD. SPC – Distressed Segregated Portfolio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) *

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

375,706

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

375,706

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,706

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM MPS LTD. SPC – ORYX Segregated Portfolio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) *

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) *

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

518,933

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

518,933

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

518,933

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management (Offshore) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) *

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

375,706

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

375,706

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,706

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas M. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) *

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

894,639

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

894,639

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

894,639

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) *

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

894,639

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

894,639

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

894,639

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the "Common Stock") of The Bon-Ton Stores, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of February 2, 2011, and amends and supplements the Schedule 13G filed on November 6, 2009, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	TCM MPS Series Fund LP – Distressed Series (the “DS Fund”),
•	TCM MPS Series Fund LP – Crossways Series (the “Crossways Fund”),
•	TCM MPS Ltd. SPC - Distressed Segregated Portfolio (the “Distressed Segregated Portfolio”),
•	TCM MPS Ltd. SPC - ORYX Segregated Portfolio (the “ORYX Portfolio”),
•	Troob Capital Management LLC (“Management LLC”),
•	Troob Capital Management (Offshore) LLC (“Offshore Management LLC”),
•	Douglas M. Troob and
•	Peter J. Troob.

      Management LLC is the general partner of each of the DS Fund and the Crossways Fund.  Offshore Management LLC is the investment manager of each of the Distressed Segregated Portfolio and ORYX Portfolio.  Douglas Troob and Peter Troob are the managing members of each of Management LLC and Offshore Management LLC.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 894,639 shares of Common Stock.

The DS Fund individually beneficially owns 431,628 shares of Common Stock.

The Crossways Fund individually beneficially owns 87,305 shares of Common Stock.

The Distressed Segregated Portfolio individually beneficially owns 375,706 shares of Common Stock.

The ORYX Segregated Portfolio does not beneficially own any shares of Common Stock.

Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the DS Fund and the Crossways Fund.

Offshore Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Distressed Segregated Portfolio and ORYX Portfolio.

Douglas Troob and Peter Troob are deemed to beneficially own the shares of Common Stock beneficially owned by Management LLC and Offshore Management LLC.

(b)	Percent of Class:

Collectively, the Reporting Persons’ beneficial ownership of 894,639 shares of Common Stock represents 5.6% of the outstanding shares of Common Stock.

The DS Fund’s individual beneficial ownership of 431,628 shares of Common Stock represents 2.7% of all the outstanding shares of Common Stock.

The Crossways Fund’s individual beneficial ownership of 87,305 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

The Distressed Segregated Portfolio’s individual beneficial ownership of 375,706 shares of Common Stock represents 2.3% of all the outstanding shares of Common Stock.

Management LLC’s individual beneficial ownership of 518,933 shares of Common Stock represents 3.2% of all the outstanding shares of Common Stock.

Offshore Management LLC’s individual beneficial ownership of 375,706 shares of Common Stock represents 2.3% of all the outstanding shares of Common Stock.

Each of Douglas Troob’s and Peter Troob’s individual beneficial ownership of 894,639 shares of Common Stock represents 5.6% of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The DS Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 431,628 shares of Common Stock individually beneficially owned by the DS Fund.

The Crossways Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 87,305 shares of Common Stock individually beneficially owned by the Crossways Fund.

The Distressed Segregated Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 375,706 shares of Common Stock individually beneficially owned by the Distressed Segregated Portfolio.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The DS Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 431,628 shares of Common Stock individually beneficially owned by the DS Fund.

The Crossways Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 87,305 shares of Common Stock individually beneficially owned by the Crossways Fund.

The Distressed Segregated Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 375,706 shares of Common Stock individually beneficially owned by the Distressed Segregated Portfolio.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B attached hereto.

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                         SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 8, 2011

TCM MPS SERIES FUND LP – DISTRESSED SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS SERIES FUND LP – CROSSWAYS SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS LTD. SPC - DISTRESSED SEGREGATED PORTFOLIO

By:  /s/ Douglas M. Troob
Name:  Douglas M. Troob
Title:    Director

TCM MPS LTD. SPC - ORYX SEGREGATED PORTFOLIO

By:  /s/ Douglas M. Troob
Name:  Douglas Troob
Title:    Director

TROOB CAPITAL MANAGEMENT LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
     Douglas M. Troob

/s/ Peter J. Troob
     Peter J. Troob

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

TCM MPS Series Fund LP – Distressed Series
TCM MPS Series Fund LP – Crossways Series
TCM MPS Ltd. SPC - Distressed Segregated Portfolio
Troob Capital Management LLC
Troob Capital Management (Offshore) LLC
Douglas M. Troob
Peter J. Troob.